This material change report has been written to conform to the requirements of Rule 135(c) under the Securities Act of 1933, as amended, for the purpose of furnishing the material change report to the securities and exchange commission under cover of form 6-K

FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Enterra Energy Trust ("Enterra" or the "Trust")
2700, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

2.

Date of Material Changes:

April 4, 2007

3.

News Release:

The press releases reporting the material changes were released on April 4, 2007 through the services of Canada Newswire.

4.

Summary of Material Changes:

(a)

On April 4, 2007, Enterra announced that it has entered into a definitive agreement with a private company ("PrivateCo.") active in oil and gas exploration and development in western Saskatchewan, pursuant to which Enterra has agreed to make an offer to acquire all of the common shares of PrivateCo.  PrivateCo.'s current production is approximately 2,400 boe/day consisting of 1,400 bbls/day of oil and 6,000 mcf/day of natural gas.

(b)

On April 4, 2007, Enterra announced that it has entered into an agreement to issue, to a syndicate of Canadian underwriters, on a bought deal basis and subject to regulatory approval, a combination of convertible debentures and trust units.  Proceeds of the financing will be used to finance the acquisition of common shares of a private company active in oil and gas exploration and development in western Saskatchewan and for general corporate purposes of the Trust.  Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on or about April 25, 2007.

5.

Full Description of Material Changes:

(a)

On April 4, 2007 Enterra announced that it has entered into a definitive agreement with a private company ("PrivateCo.") active in oil and gas exploration and development in western Saskatchewan, pursuant to which Enterra has agreed to make an offer to acquire all of the common shares of PrivateCo.  PrivateCo.'s current production is approximately 2,400 boe/day consisting of 1,400 bbls/day of oil and 6,000 mcf/day of natural gas.

Pursuant to the proposed transaction, the holders of common shares of PrivateCo. will be offered Cdn$2.09 in cash for each common share held, for aggregate cash consideration to be paid by Enterra of approximately Cdn$63.0 million.  Enterra expects to mail an offer to purchase to PrivateCo.'s shareholders on or about April 11, 2007.  It is a condition to Enterra making the offer that pre-tender agreements in support of the offer be entered into with all of the directors, officers and certain other shareholders of PrivateCo. representing not less than 50% of the outstanding common shares of PrivateCo. (on a fully-diluted basis).

ACQUISITION HIGHLIGHTS

•

Current production of approximately 2,400 boe/day;

•

Proved reserves totaling 2.94 mmboe and proved plus probable reserves totaling 4.66 mmboe (as per Sproule Reserve evaluation dated September 30, 2006 and mechanically updated to December 31, 2006);

•

New core area with 100% working interest in principal assets with year round access;

•

All producing fields are operated including related gathering systems and facilities;

•

Approximately 62,000 net undeveloped acres;

•

Significant drilling and development potential, with over 30 currently defined oil and gas prospects that meet the Trust’s risk profile;

•

Low operating costs of approximately Cdn$5.65 per boe;

•

Attractive acquisition metrics of approximately Cdn$27,350 per flowing boe, and Cdn$14.10 per boe for proven plus probable reserves (based on a total purchase   price, including working capital adjustments, of Cdn$65.7 million); and

•

Accretive to production, cash flow and reserves per unit.

Certain key members of PrivateCo.’s management and technical teams have agreed to continue to work with Enterra personnel directing the exploitation of PrivateCo.’s asset base to ensure an orderly transition of the assets to Enterra.

Enterra’s president Keith Conrad commented, “This acquisition brings a tremendous range of opportunities to Enterra.  It offers an excellent suite of concentrated 100% working interest producing assets.  Equally important, PrivateCo. has established a firm inventory of development and exploration drill targets with year round access.  This combination of solid production and organic growth potential truly builds momentum for Enterra as it steps out from a foundation carefully laid over the last 18 months.”

References herein to "boe" mean barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet (Mcf) of gas to one barrel (bbl) of oil. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based upon an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(b)

On April 4, 2007 Enterra also announced that it has entered into an agreement to issue, to a syndicate of Canadian underwriters on a bought deal basis and subject to regulatory approval, a combination of convertible debentures and trust units.  Proceeds of the financing will be used to finance the acquisition of common shares of a private company active in oil and gas exploration and development in western Saskatchewan and for general corporate purposes of the Trust. Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on or about April 25, 2007.

CONVERTIBLE DEBENTURES

Enterra will issue convertible unsecured subordinated debentures (the "Debentures") for gross proceeds of Cdn$40,000,000.  The Debentures will be convertible into units of the Trust at the option of the holder at a conversion price of Cdn$6.80 per trust unit.  The Debentures will bear interest at a rate of 8.25% per annum, payable semi-annually in arrears on December 31 and June 30 of each year commencing on December 31, 2007.  The Debentures will mature on June 30, 2012.

TRUST UNITS

Enterra will also issue 4,300,000 trust units at a price of Cdn$5.90 per unit for gross proceeds of Cdn$25,370,000.  Enterra has granted the underwriters an option, exercisable in whole or in part until 30 days following closing, to purchase up to 645,000 additional trust units at the same offering price, to cover over-allotments and for market stabilization purposes.  Should the underwriters’ over-allotment option be fully exercised, the total gross proceeds of the financing will be Cdn$29,175,500.

The trust units and the Debentures will be eligible for sale in all provinces of Canada pursuant to a short form prospectus.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Debentures are not eligible for sale in the United States or internationally.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information:

Not Applicable.

8.

Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Victor Roskey
Senior Vice President and CFO
Enterra Energy Trust
Tel:

(403) 538-3580

9.

Date of Report:

April 11, 2007.